CST BRANDS, INC.
Kimberly S. Bowers
Chief Executive Officer and President
April 9, 2013
VIA EDGAR
Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:     CST Brands, Inc.
Registration Statement on Form 10
File No. 001-35743
Request for Acceleration of Effectiveness
Dear Ms. Ransom:
CST Brands, Inc. (the “Company”) hereby respectfully requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-35743) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 1 p.m. Eastern time, on April 11, 2013, or as soon as practicable thereafter.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: the Board of Directors of Valero Energy Corporation (“Valero”) has taken several actions in connection with the spin-off of the Company from Valero, including setting April 19, 2013 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of May 1, 2013 and establishing a distribution ratio for the spin-off. Valero and the Company would like to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

The Company hereby acknowledges that:

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should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Mara L. Ransom
Securities and Exchange Commission
April 9, 2013

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact the undersigned at (210) 345-2246. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to the undersigned and that such effectiveness also be confirmed in writing.

Sincerely,

CST BRANDS, INC.

By:	/s/ Kimberly S. Bowers
Name:	Kimberly S. Bowers
Title:	Chief Executive Officer and President